UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1/

DPL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

233293109
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 233293109

1	Names of Reporting Persons. Seneca Capital, L.P. Seneca Capital Advisors, LLC Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

3	SEC Use Only

4
Citizenship or Place of Organization.
Seneca Capital, L.P. – Delaware
Seneca Capital Advisors, LLC – Delaware
Seneca Capital Investments, L.P. – Delaware
Seneca Capital Investments, LLC – Delaware
Douglas A. Hirsch – United States

Number of Shares Beneficially Owned by Each Reporting Person With
5    Sole Voting Power
Seneca Capital, L.P. – 0 shares
Seneca Capital Advisors, LLC – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC – 0 shares
Douglas A. Hirsch – 0 shares

6    Shared Voting Power
Seneca Capital, L.P. – 0 shares
Seneca Capital Advisors, LLC – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC – 0 shares
Douglas A. Hirsch – 0 shares

7    Sole Dispositive Power
Seneca Capital, L.P. – 0 shares
Seneca Capital Advisors, LLC – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC – 0 shares
Douglas A. Hirsch – 0 shares

CUSIP NO. 233293109

8    Shared Dispositive Power
Seneca Capital, L.P. – 0 shares
Seneca Capital Advisors, LLC – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC – 0 shares
Douglas A. Hirsch – 0 shares

9
Aggregate Amount Beneficially Owned by Each Reporting Person
Seneca Capital, L.P. – 0 shares
Seneca Capital Advisors, LLC – 0 shares
Seneca Capital Investments, L.P. – 0 shares
Seneca Capital Investments, LLC – 0 shares
Douglas A. Hirsch – 0 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11
Percent of Class Represented by Amount in Row (9)
Seneca Capital, L.P. – 0.0%
Seneca Capital Advisors, LLC – 0.0%
Seneca Capital Investments, L.P. – 0.0%
Seneca Capital Investments, LLC – 0.0%
Douglas A. Hirsch – 0.0%

12
Type of Reporting Person (See Instructions)
Seneca Capital, L.P. – OO (Limited Partnership)
Seneca Capital Advisors, LLC – OO (Limited Liability Company)
Seneca Capital Investments, L.P. – OO (Limited Liability Company)
Seneca Capital Investments, LLC – OO (Limited Liability Company)
 Douglas A. Hirsch – IN

CUSIP NO. 233293109

Item 1.

(a)	Name of Issuer

DPL, Inc.

(b)	Address of Issuer's Principal Executive Offices

1065 Woodman Drive, Dayton, Ohio 45432

Item 2.

(a)	Name of Person Filing

Seneca Capital, L.P. Seneca Capital Advisors, LLC Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch
(b)	Address of Principal Business Office or, if none, Residence

Seneca Capital, L.P.
Seneca Capital Advisors, LLC
Seneca Capital Investments, L.P.
Seneca Capital Investments, LLC
Douglas A. Hirsch
c/o Seneca Capital
590 Madison Avenue, 28th Floor
New York, NY  10022

(c)	Citizenship

Seneca Capital, L.P. - Delaware Seneca Capital Advisors, LLC- Delaware Seneca Capital Investments, L.P. - Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States
(d)	Title of Class of Securities

Common Stock. $0.01 par value

(e)	CUSIP Number

233293109

CUSIP NO. 233293109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
            If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Seneca Capital, L.P. – 0 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, L.P. – 0 shares Seneca Capital Investments, LLC – 0 shares Douglas A. Hirsch – 0 shares
(b)	Percent of Class

Seneca Capital, L.P. – 0.0% Seneca Capital Advisors, LLC – 0.0% Seneca Capital Investments, L.P. – 0.0% Seneca Capital Investments, LLC – 0.0% Douglas A. Hirsch – 0.0%

CUSIP NO. 233293109

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Seneca Capital, L.P. – 0 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, L.P. – 0 shares Seneca Capital Investments, LLC – 0 shares Douglas A. Hirsch – 0 shares
(ii)	shared power to vote or to direct the vote

Seneca Capital, L.P. – 0 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, L.P. – 0 shares Seneca Capital Investments, LLC – 0 shares Douglas A. Hirsch – 0 shares
(iii)	sole power to dispose or to direct the disposition of

Seneca Capital, L.P. – 0 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, L.P. – 0 shares Seneca Capital Investments, LLC – 0 shares Douglas A. Hirsch – 0 shares
(iv)	shared power to dispose or to direct the disposition of

Seneca Capital, L.P. – 0 shares Seneca Capital Advisors, LLC – 0 shares Seneca Capital Investments, L.P. – 0 shares Seneca Capital Investments, LLC – 0 shares Douglas A. Hirsch – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP NO. 233293109

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 233293109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 16, 2010

SENECA CAPITAL, L.P.
By: Seneca Capital Advisors, LLC,
Its General Partner

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By: Seneca Capital Investments, LLC,
its General Partner

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually

CUSIP NO. 233293109

Exhibit 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 17, 2009, is by and between Seneca Capital, L.P., Seneca Capital Advisors, LLC, Seneca Capital Investments, L.P., Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”).

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of DPL, Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL, L.P.
By: Seneca Capital Advisors, LLC,
Its General Partner

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By: Seneca Capital Investments, LLC,
its General Partner

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:           /s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually